UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                                                             File No. 069-00301

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1



                                SCANA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         SCANA Corporation is a South Carolina corporation incorporated in 1984 and has its principal executive office at 1426 Main Street, Columbia, South Carolina 29201.

         Claimant currently has thirteen direct and seven indirect wholly owned subsidiaries. The principal business of the subsidiaries, collectively, is the generation, transmission, distribution and sale of electricity in South Carolina and the purchase, transmission, distribution, storage and sale of natural gas and propane in South Carolina. The claimant also owns 50% of an LLC which owns a cogeneration facility in the final stages of construction, and 49% of an immaterial LLC which is constructing a lime production facility.

         The claimant's wholly owned subsidiaries are as follows:

         (1) South Carolina Electric & Gas Company (SCE&G), a South Carolina corporation, generates and sells electricity to wholesale and retail customers, purchases, sells and transports natural gas at retail and provides public transit service in Columbia, South Carolina. SCE&G holds all of the common beneficial ownership interests in one immaterial subsidiary;

         (2) South Carolina Generating Company, Inc. (GENCO), a South Carolina corporation, owns and operates Williams Station, a 580 MW coal-fired electric generating plant, and sells electricity to SCE&G;

         (3) South Carolina Fuel Company, Inc., a South Carolina corporation, acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowances;



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         (4)   SCANA  Propane  Gas,  Inc.   (Propane   Gas),  a  South  Carolina
               corporation, purchases, delivers, and sells propane. Propane Gas holds all the capital stock of two immaterial subsidiaries;

         (5) SCANA Resources, Inc., a South Carolina corporation, conducts energy-related businesses and services. SCANA Resources, Inc. holds all of the capital stock of one immaterial subsidiary;

         (6) SCANA Communications, Inc., a South Carolina corporation, provides fiber optic telecommunications and invests in companies developing personal communications services for wireless communications;

         (7) SCANA Energy Marketing, Inc., a South Carolina corporation, markets electricity, natural gas and other light hydrocarbons, primarily in the southeast, and markets natural gas in Georgia's deregulated natural gas market. SCANA Energy Marketing holds 70% of the capital stock of one immaterial subsidiary that is accounted for under the equity method;


         (8) ServiceCare, Inc., a South Carolina corporation, provides energy-related products and services beyond the energy meter, principally service contracts on home appliances and home security services;

         (9) Primesouth, Inc., a South Carolina corporation, engages in power plant management and maintenance services. Primesouth, Inc. holds all of the capital stock of one immaterial subsidiary;

         (10) South Carolina Pipeline Corporation, a South Carolina corporation, purchases, sells and transports natural gas to wholesale and direct industrial customers and owns and operates two liquified natural gas plants. South Carolina Pipeline
                 Corporation holds all the capital stock of one immaterial subsidiary;

         (11) SCANA Propane Storage, Inc., a South Carolina corporation, owns and operates an underground propane storage facility and leases cavern storage to industries, utilities and others;

         (12) SCANA Petroleum Resources, Inc. (Petroleum Resources), a South Carolina corporation sold substantially all of its assets. Petroleum Resources holds all of the capital stock of one immaterial subsidiary which has no assets or operations. Petroleum Resources and its subsidiary are in the process of liquidation;

         (13) SCANA Development Corporation (Development Corporation), a South Carolina corporation, has engaged in the acquisition, development, management and sale of real estate. Development Corporation has sold a significant portion of its properties and is in the process of liquidation.



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         2. A brief  description  of the  properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of
principal   generating  plants,   transmission  lines,   producing  fields,  gas
manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         A.      Description of properties of claimant:

                 SCANA Corporation owns no such property.

         B. Description of properties of claimant's wholly owned subsidiary public utility companies:



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SOUTH CAROLINA ELECTRIC & GAS COMPANY

     The following table gives information with respect to electric generating facilities of SCE&G.

                                                        Net Generating
                                                          Capability
  Type             Name             Location            (Kilowatts)(1)

Steam             Canadys          Canadys, SC               415,000
                  McMeekin         Irmo, SC                  252,000
                  Urquhart         Beech Island, SC          250,000
                  Wateree          Eastover, SC              720,000
                  Summer (2)       Parr, SC                  635,000
                  Cope             Cope, SC                  420,000
                  D-Area (3)       DOE Savannah River
                                     Site, SC                 35,000

Gas Turbines      Burton           Burton, SC                 28,500
                  Faber Place      Charleston, SC              9,500
                  Hardeeville      Hardeeville, SC            14,000
                  Urquhart         Beech Island, SC           38,000
                  Coit             Columbia, SC               30,000
                  Parr             Parr, SC                   60,000
                  Williams         Goose Creek, SC            49,000
                  Hagood           Charleston, SC             95,000

Hydro             Columbia         Columbia, SC               10,000
                  Neal Shoals      Carlisle, SC                5,000
                  Parr Shoals      Parr, SC                   14,000
                  Saluda           Irmo, SC                  206,000
                  Stevens Creek    Martinez, GA                9,000

Pumped Storage    Fairfield        Parr, SC                  512,000
                                                           ---------

                     Total                                 3,807,000


  (1)    Summer rating.
  (2) Operated by SCE&G under a joint ownership agreement. Represents SCE&G's two-thirds ownership of the Summer Station.
  (3) This plant is operated under lease from the Department of Energy (DOE) and is dispatched to DOE's Savannah River Site steam needs. "Net Generating Capability" for this plant is expected average hourly output. The lease expires on October 1, 2005.

         All purchases, deliveries and sales of electricity take place within the State of South Carolina or as interstate commerce at the State line.

         SCE&G owns 428 substations having an aggregate transformer capacity of 21,928,145 KVA. The transmission system consists of 3,140 miles of lines and the distribution system consists of 16,346 pole miles of overhead lines and 3,590 trench miles of underground lines.


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         SCE&G's gas system consists of approximately approximately 11,963 miles of distribution mains and related service facilities, installed in communities pursuant to terms of franchises granted by each community. SCE&G has propane air peak shaving facilities which can supplement the supply of natural gas by gasifying propane to yield the equivalent of approximately 102,000 MCF of natural gas per day.

         All purchases, deliveries and sales of gas take place within the State of South Carolina.

  SOUTH CAROLINA GENERATING COMPANY, INC. (GENCO)

         GENCO owns Williams Station, a 580 MW coal-fired generating plant located in Goose Creek, South Carolina, and sells electricity to SCE&G. All sales and deliveries take place within the State of South Carolina.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of KWH of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

                 Claimant
                 SCANA Corporation:  None

                 Subsidiary Public Utility Companies
                 SCE&G:
                 21,203,600,083   KWH
                 40,005,689       MCF

                 GENCO:
                 Sold all of the generation of Williams  Station  (3,094,069,000
                 KWH) to SCE&G under a unit power sales agreement.

         (b) Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                 None

         (c) Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                 SCE&G:
                 1,361,177,000 KWH
                      -        MCF

         (d) Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                 SCE&G:
                 698,648,000  KWH
                    -         MCF




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         4. The following  information for the reporting  period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                 None

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                 None

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                 None

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                 None

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                 None


                                    EXHIBIT A

       A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


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

                                SCANA CORPORATION
             CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)

                                                          SOUTH CAROLINA
                                              SCANA       ELECTRIC & GAS    SOUTH CAROLINA
                                           CORPORATION        COMPANY         GENERATING
                                           CONSOLIDATED    CONSOLIDATED      COMPANY, INC.

  OPERATING REVENUES:
    ELECTRIC                                1,219,796       1,219,826           84,954
    GAS                                       410,436         230,420
    TRANSIT                                     1,575           1,575
      TOTAL OPERATING REVENUES              1,631,807       1,451,821           84,954

  OPERATING EXPENSES:
    FUEL USED IN ELECTRIC GENERATION          262,265         212,270           49,995
    PURCHASED POWER                            31,493         116,447
    GAS PURCHASED FOR RESALE                  269,373         142,423
    OTHER OPERATION                           257,102         238,700            6,480
    MAINTENANCE                                84,430          78,454            3,713
    DEPRECIATION AND AMORTIZATION             144,872         130,668            7,164
    INCOME TAXES                              136,155         127,961              563
    OTHER TAXES                               101,582          92,353            4,684
      TOTAL OPERATING EXPENSES              1,287,272       1,139,276           72,599

  OPERATING INCOME                            344,535         312,545           12,355

  OTHER INCOME:
    SUBSIDIARY EQUITY EARNINGS
    ALLOWANCE FOR EQUITY FUNDS USED
     DURING CONSTRUCTION                        7,945           6,858              174
    OTHER INCOME, NET OF INCOME TAXES           5,448           6,661             (141)
      TOTAL OTHER INCOME                       13,393          13,519               33

  INCOME BEFORE INTEREST CHARGES
    AND PREFERRED STOCK DIVIDENDS             357,928         326,064           12,388

  INTEREST CHARGES (CREDITS):
    INTEREST ON LONG-TERM DEBT, NET           120,805          94,970            6,775
    OTHER INTEREST EXPENSE                      9,946           7,048              355
    ALLOWANCE FOR BORROWED FUNDS USED
     DURING CONSTRUCTION                       (7,472)         (6,933)            (328)
      TOTAL INTEREST CHARGES, NET             123,279          95,085            6,802

  INCOME BEFORE PREFERRED DIVIDEND
    REQUIREMENTS ON MANDATORILY REDEEMABLE
    PREFERRED SECURITIES                      234,649         230,979            5,586

  PREFERRED DIVIDEND REQUIREMENT OF
    SCE&G-OBLIGATED MANDATORILY
    REDEEMABLE PREFERRED SECURITIES             3,775           3,775

  INCOME BEFORE PREFERRED STOCK
    CASH DIVIDENDS                            230,874         227,204            5,586

  PREFERRED STOCK CASH DIVIDENDS               (7,456)         (7,456)

  NET INCOME                                  223,418         219,748            5,586

  RETAINED EARNINGS AT BEGINNING OF YEAR      617,153         438,304           10,789
  COMMON STOCK CASH DIVIDENDS DECLARED       (161,711)       (167,300)          (3,200)
  OTHER                                          (345)
  RETAINED EARNINGS AT END OF YEAR            678,515         490,752           13,175

  EARNINGS AVAILABLE FOR COMMON STOCK         223,418
  WEIGHTED AVERAGE NUMBER OF COMMON
      SHARES OUTSTANDING                      105,337
  EARNINGS PER SHARE OF COMMON STOCK             2.12

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                                SCANA CORPORATION
             CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)


                                    SOUTH CAROLINA   SOUTH CAROLINA     SCANA          SCANA         PRIMESOUTH,
                                        FUEL          PIPELINE CORP.  DEVELOPMENT  COMMUNICATIONS,      INC.
                                     COMPANY, INC.    CONSOLIDATED    CORPORATION       INC.        CONSOLIDATED


OPERATING REVENUES:
  ELECTRIC                              200,909
  GAS                                                      329,772
  TRANSIT
    TOTAL OPERATING REVENUES            200,909            329,772

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION      196,501
  PURCHASED POWER
  GAS PURCHASED FOR RESALE                                 276,684
  OTHER OPERATION                            30             11,973
  MAINTENANCE                                                2,263
  DEPRECIATION AND AMORTIZATION                              7,040
  INCOME TAXES                                               7,631
  OTHER TAXES                                                4,545
    TOTAL OPERATING EXPENSES            196,531            310,136

OPERATING INCOME                          4,378             19,636

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                                         913
  OTHER INCOME, NET OF INCOME TAXES                            (74)         535        13,246           (46)
    TOTAL OTHER INCOME                                         839          535        13,246           (46)

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS           4,378             20,475          535        13,246           (46)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET         4,342              1,302                          9             7
  OTHER INTEREST EXPENSE                    851              3,220          535        16,377             1
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                     (815)              (211)
    TOTAL INTEREST CHARGES, NET           4,378              4,311          535        16,386             8

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                                      16,164                     (3,140)          (54)

PREFERRED DIVIDEND REQUIREMENT OF
  SCE&G-OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                            16,164                     (3,140)          (54)

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                                  16,164                     (3,140)          (54)

RETAINED EARNINGS AT BEGINNING OF YEAR                      44,118         (545)       10,274        (7,584)
COMMON STOCK CASH DIVIDENDS DECLARED                       (17,100)
RETAINED EARNINGS AT END OF YEAR                            43,182         (545)        7,134        (7,638)

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK


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PAGE 9


                                SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)

                                                        SCANA           SCANA
                                                      RESOURCES,      PETROLEUM        SCANA PROPANE
                                      SCANA ENERGY       INC.       RESOURCES, INC.      GAS, INC.
                                     MARKETING, INC. CONSOLIDATED    CONSOLIDATED       CONSOLIDATED
OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES     (14,179)         (707)             114              1,479
    TOTAL OTHER INCOME                  (14,179)         (707)             114              1,479

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS         (14,179)         (707)             114              1,479

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                    325           258                2                673
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET             325           258                2                673

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY
  REDEEMABLE PREFERRED SECURITIES       (14,504)         (965)             112                806

PREFERRED DIVIDEND REQUIREMENT OF
  SCE&G-OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                        (14,504)         (965)             112                806

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                              (14,504)         (965)             112                806

RETAINED EARNINGS AT BEGINNING OF YEAR   (4,005)          320          (82,579)             4,481
COMMON STOCK CASH DIVIDENDS DECLARED                                    (7,200)              (860)
RETAINED EARNINGS AT END OF YEAR        (18,509)         (645)         (89,667)             4,427

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK




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                                               SCANA CORPORATION
                           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                    FOR THE YEAR ENDED DECEMBER 31, 1998
                                             (THOUSANDS OF DOLLARS)

                                                                  SCANA PROPANE        SCANA
                                            SERVICECARE, INC.     STORAGE, INC.     CORPORATION       ELIMINATIONS
OPERATING REVENUES:
  ELECTRIC                                                                                             (285,893)
  GAS                                                                                                  (149,756)
  TRANSIT
    TOTAL OPERATING REVENUES                                                                           (435,649)

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION                                                                     (196,501)
  PURCHASED POWER                                                                                       (84,954)
  GAS PURCHASED FOR RESALE                                                                             (149,734)
  OTHER OPERATION                                                                                           (81)
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES                                                                           (431,270)

OPERATING INCOME                                                                                         (4,379)

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS                                                         223,223           (223,223)
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION

  OTHER INCOME, NET OF INCOME TAXES              (1,237)           1,544              21,605            (23,352)
    TOTAL OTHER INCOME                           (1,237)           1,544             244,828           (246,575)

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                  (1,237)           1,544             244,828           (250,954)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                                                     17,742             (4,342)
  OTHER INTEREST EXPENSE                            614              222               3,668            (24,203)
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                                                                                      815
    TOTAL INTEREST CHARGES, NET                     614              222              21,410            (27,730)

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                           (1,851)           1,322             223,418           (223,224)

PREFERRED DIVIDEND REQUIREMENT OF
  SCE&G-OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                 (1,851)           1,322             223,418           (223,224)

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                       (1,851)           1,322             223,418           (223,224)

RETAINED EARNINGS AT BEGINNING OF YEAR           (1,683)             893             617,153           (412,783)
COMMON STOCK CASH DIVIDENDS DECLARED                                (700)           (161,711)           196,360
OTHER                                              (345)                                (345)               345
RETAINED EARNINGS AT END OF YEAR                 (3,879)           1,515             678,515           (439,302)

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK






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PAGE 11

                                            SOUTH CAROLINA      SOUTH CAROLINA
                                            ELECTRIC & GAS      ELECTRIC & GAS
                                               COMPANY              COMPANY           SCE&G
                                             CONSOLIDATED       UNCONSOLIDATED        TRUST I         ELIMINATIONS
OPERATING REVENUES:
  ELECTRIC                                    1 219,826        1,219,826
  GAS                                           230,420          230,420
  TRANSIT                                         1,575            1,575
    TOTAL OPERATING REVENUES                  1,451,821        1,451,821

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION              212,270          212,270
  PURCHASED POWER                               116,447          116,447
  GAS PURCHASED FOR RESALE                      142,423          142,423
  OTHER OPERATION                               238,700          238,700
  MAINTENANCE                                    78,454           78,454
  DEPRECIATION AND AMORTIZATION                 130,668          130,668
  INCOME TAXES                                  127,961          127,961
  OTHER TAXES                                    92,353           92,353
    TOTAL OPERATING EXPENSES                  1,139,276        1,139,276

OPERATING INCOME                                312,545          312,545

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                            6,858            6,858
  OTHER INCOME, NET OF INCOME TAXES               6,661            6,746               3,913           (3,998)
    TOTAL OTHER INCOME                           13,519           13,604               3 913           (3,998)

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                 326,064          326,149               3,913           (3,998)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                94,970           94,970
  OTHER INTEREST EXPENSE                          7,048           10,908                 138           (3,998)
  ALLOWANCE FOR BORROWED FUNDS USED
  DURING CONSTRUCTION                            (6,933)          (6,933)
    TOTAL INTEREST CHARGES, NET                  95,085           98,945                 138           (3,998)

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                          230,979          227,204               3,775

PREFERRED DIVIDEND REQUIREMENT OF SCE&G-
  OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                            3,775                                3,775

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                227,204          227,204

PREFERRED STOCK CASH DIVIDENDS                   (7,456)          (7,456)

NET INCOME                                      219,748          219,748

RETAINED EARNINGS AT BEGINNING OF YEAR          438,304          438,304
COMMON STOCK CASH DIVIDENDS DECLARED           (167,300)        (167,300)
RETAINED EARNINGS AT END OF YEAR                490,752          490,752

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK

11




PAGE 12
                                            SOUTH CAROLINA       SOUTH CAROLINA      C&T PIPELINE
                                             PIPELINE CORP.      PIPELINE CORP.       COMPANY
                                             CONSOLIDATED        UNCONSOLIDATED         LLC

OPERATING REVENUES:
  ELECTRIC
  GAS                                           329,772          329,513                 259
  TRANSIT
    TOTAL OPERATING REVENUES                    329,772          329,513                 259

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE                      276,684          276,684
  OTHER OPERATION                                11,973           11,836                 137
  MAINTENANCE                                     2,263            2,249                  14
  DEPRECIATION AND AMORTIZATION                   7,040            6,864                 176
  INCOME TAXES                                    7,631            7,660                 (29)
  OTHER TAXES                                     4,545            4,477                  68
    TOTAL OPERATING EXPENSES                    310,136          309,770                 366

OPERATING INCOME                                 19,636           19,743                (107)

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                              913              913
  OTHER INCOME, NET OF INCOME TAXES                 (74)             (74)
    TOTAL OTHER INCOME                              839              839

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                  20,475           20,582                (107)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                 1,302            1,302
  OTHER INTEREST EXPENSE                          3,220            3,220
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                             (211)            (211)
    TOTAL INTEREST CHARGES, NET                   4,311            4,311

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                           16,164           16,271                (107)

PREFERRED DIVIDEND REQUIREMENT OF SCE&G-
  OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                 16,164           16,271                (107)

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                       16,164           16,271                (107)

RETAINED EARNINGS AT BEGINNING OF YEAR           44,118           43,868                 250
COMMON STOCK CASH DIVIDENDS DECLARED            (17,100)         (17,100)
RETAINED EARNINGS AT END OF YEAR                 43,182           43,039                 143

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK






12




PAGE 13



                                            PRIMESOUTH, INC.    PRIMESOUTH, INC.
                                             CONSOLIDATED        UNCONSOLIDATED      PALMARK, INC.    ELIMINATIONS



OPERATING REVENUES:
 ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                 (46)             (50)                (49)              53
    TOTAL OTHER INCOME                              (46)             (50)                (49)              53

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                     (46)             (50)                (49)              53

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                     7                3                   4
  OTHER INTEREST EXPENSE                              1                1
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                       8                4                   4

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                              (54)             (54)                (53)              53

PREFERRED DIVIDEND REQUIREMENT OF
  SCE&G-OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                    (54)             (54)                (53)              53

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                          (54)             (54)                (53)              53

RETAINED EARNINGS AT BEGINNING OF YEAR           (7,584)          (7,584)                (64)              64
COMMON STOCK CASH DIVIDENDS DECLARED
RETAINED EARNINGS AT END OF YEAR                 (7,638)          (7,638)               (117)             117

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK

13







PAGE 14

                                                SCANA               SCANA
                                            RESOURCES, INC.     RESOURCES, INC.
                                             CONSOLIDATED       UNCONSOLIDATED        INSTEL, INC.



OPERATING REVENUES:
 ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                (707)            (945)                238
    TOTAL OTHER INCOME                             (707)            (945)                238

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                    (707)            (945)                238

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                            258              115                 143
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                     258              115                 143

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                             (965)          (1,060)                 95

PREFERRED DIVIDEND REQUIREMENT OF
  SCE&G-OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                   (965)          (1,060)                 95

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                         (965)          (1,060)                 95

RETAINED EARNINGS AT BEGINNING OF YEAR              320               33                 287
COMMON STOCK CASH DIVIDENDS DECLARED
RETAINED EARNINGS AT END OF YEAR                   (645)          (1,027)                382

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK


14




PAGE 15
                                                SCANA               SCANA
                                              PETROLEUM           PETROLEUM
                                            RESOURCES, INC.     RESOURCES, INC.        SPR GAS
                                             CONSOLIDATED       UNCONSOLIDATED      SERVICES, INC.



OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                 114              114
    TOTAL OTHER INCOME                              114              114

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                     114              114

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                              2                2
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                       2                2

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                              112              112

PREFERRED DIVIDEND REQUIREMENT OF
  SCE&G-OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                          112              112

RETAINED EARNINGS AT BEGINNING OF YEAR          (82,579)         (82,579)
COMMON STOCK CASH DIVIDENDS DECLARED             (7,200)          (7,200)
RETAINED EARNINGS AT END OF YEAR                (89,667)         (89,667)                -

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK

15




PAGE 16



                                        SCANA             SCANA            USA             SCANA
                                   PROPANE GAS, INC. PROPANE GAS, INC.   CYLINDER         PROPANE
                                     CONSOLIDATED     UNCONSOLIDATED   EXCHANGE, INC.  SUPPLY, INC.  ELIMINATIONS


OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES       1,479              1,017          137         325
    TOTAL OTHER INCOME                    1,479              1,017          137         325

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS           1,479              1,017          137         325

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                    673                673
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET             673                673

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                      806                344          137         325

PREFERRED DIVIDEND REQUIREMENT OF
  SCE&G-OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                            806                344          137         325

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                  806                344          137         325

RETAINED EARNINGS AT BEGINNING OF YEAR    4,481              1,121          797       2,563
COMMON STOCK CASH DIVIDENDS DECLARED       (860)              (860)
RETAINED EARNINGS AT END OF YEAR          4,427                605          934       2,888

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK





16





PAGE 17


                                SCANA CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)

                                                                   SOUTH CAROLINA
                                                      SCANA        ELECTRIC & GAS    SOUTH CAROLINA    SOUTH CAROLINA
                                                    CORPORATION       COMPANY          GENERATING          FUEL
                                                    CONSOLIDATED    CONSOLIDATED      COMPANY, INC.    COMPANY, INC.


ASSETS

UTILITY PLANT:
  ELECTRIC                                           4,405,707         4,132,956          272,751
  GAS                                                  603,889           366,107
  OTHER                                                  3,835             3,835
  COMMON                                               171,188           171,188
     TOTAL                                           5,184,619         4,674,086          272,751
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION     1,727,866         1,517,501          109,195
    TOTAL                                            3,456,753         3,156,585          163,556
  CONSTRUCTION WORK IN PROGRESS                        250,743           219,305           22,866
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION         56,152                                             56,152
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT      23,415
      UTILITY PLANT, NET                             3,787,063         3,375,890          186,422          56,152

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION        82,205            11,190
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES                                                                  40
  INVESTMENTS                                          410,464             5,113
      TOTAL OTHER PROPERTY & INVESTMENTS               492,669            16,343

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                   62,012            35,583
  RECEIVABLES - CUSTOMER AND OTHER                     276,062           177,051              321              40
  RECEIVABLES - ASSOCIATED COMPANIES                                      12,711            5,819
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                62,896             2,989           11,645          29,207
    MATERIALS & SUPPLIES                                55,803            46,674            1,463
  PREPAYMENTS                                           22,685             8,126              408             357
  DEFERRED INCOME TAXES                                 21,790            20,790
      TOTAL CURRENT ASSETS                             501,248           303,924           19,656          29,604

DEFERRED DEBITS:
  EMISSION ALLOWANCES                                   30,715                                             30,715
  ENVIRONMENTAL                                         22,175            22,175
  NUCLEAR PLANT DECOMMISSIONING FUND                    55,891            55,891
  PENSION ASSET                                        114,936           114,936
  OTHER                                                276,713           251,704            2,179
      TOTAL DEFERRED DEBITS                            500,430           444,706            2,179          30,715

        TOTAL                                        5,281,410         4,140,863          208,257         116,471



17





PAGE 18


                                SCANA CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)


                                                                  SOUTH CAROLINA
                                                     SCANA        ELECTRIC & GAS   SOUTH CAROLINA    SOUTH CAROLINA
                                                  CORPORATION        COMPANY         GENERATING          FUEL
                                                  CONSOLIDATED     CONSOLIDATED     COMPANY, INC.    COMPANY, INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                    1,746,201        1,498,926          33,163                1
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                    106,261          106,261
    TOTAL STOCKHOLDERS' INVESTMENT                 1,852,462        1,605,187          33,163                1
PREFERRED STOCK (SUBJ TO PURCHASE OR
  SINKING FUNDS)                                      11,443           11,443
SCE&G OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES OF SCE&G's SUBSIDIARY
  TRUST, SCE&G TRUST I, HOLDING SOLELY $50
  MILLION PRINCIPAL AMOUNT OF THE 7.55%
  JUNIOR SUBORDINATED DEBENTURES OF SCE&G,
  DUE 2027                                            50,000           50,000
LONG-TERM DEBT, NET                                1,623,179        1,139,794          86,000           65,987
      TOTAL CAPITALIZATION                         3,537,084        2,806,424         119,163           65,988

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                              194,385          125,200
  CURRENT PORTION OF LONG-TERM DEBT                  106,510           29,059           3,700
  CURRENT PORTION OF PREFERRED STOCK                     560              560
  ACCOUNTS PAYABLE                                   218,951           56,199          25,068           40,803
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                              23,431                           11,698
  CUSTOMER DEPOSITS                                   18,375           17,123
  TAXES ACCRUED                                       72,361           77,471           4,221           (2,743)
  INTEREST ACCRUED                                    27,749           20,605             595                8
  DIVIDENDS DECLARED                                  42,217           38,230             800
  OTHER                                               12,619            8,461              81                6
      TOTAL CURRENT LIABILITIES                      693,727          396,339          34,465           49,772

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS                    107,810           99,584           6,973
  DEFERRED INCOME TAXES                              627,990          548,266          42,378              711
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING           55,891           55,891
  POSTRETIREMENT BENEFITS                             86,703           86,703
  OTHER                                              172,205          147,656           5,278
      TOTAL DEFERRED CREDITS                       1,050,599          938,100          54,629              711

        TOTAL                                      5,281,410        4,140,863         208,257          116,471





18




PAGE 19


                                               SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                               DECEMBER 31, 1998
                                             (THOUSANDS OF DOLLARS)




                                                         SOUTH CAROLINA       SCANA          SCANA         PRIMESOUTH,
                                                         PIPELINE CORP.    DEVELOPMENT    COMMUNICATIONS,     INC.
                                                         CONSOLIDATED      CORPORATION        INC.        CONSOLIDATED


ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS                                                       237,782
  TRANSIT
  COMMON
    TOTAL                                                   237,782
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION            101,170
    TOTAL                                                   136,612
  CONSTRUCTION WORK IN PROGRESS                               8,572
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT           23,415
      UTILITY PLANT, NET                                    168,599

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                                15,398          24,689          30
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                     2                 39         375,070         462
      TOTAL OTHER PROPERTY & INVESTMENTS                          2             15,437         399,759         492

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                         5,773                                211       1,021
  RECEIVABLES - CUSTOMER AND OTHER                           19,159              3,633           2,562         227
  RECEIVABLES - ASSOCIATED COMPANIES                         16,488                 86               2
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                     14,242
    MATERIALS & SUPPLIES                                        350                                343
  PREPAYMENTS                                                   883                188             317         866
  DEFERRED INCOME TAXES                                         102                                 11          85
      TOTAL CURRENT ASSETS                                   56,997              3,907           3,446       2,199

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                      10,618              1,754             253         222
      TOTAL DEFERRED DEBITS                                  10,618              1,754             253         222

        TOTAL                                               236,216             21,098         403,458       2,913




19






PAGE 20




                                SCANA CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)




                                                  SOUTH CAROLINA       SCANA           SCANA         PRIMESOUTH,
                                                  PIPELINE CORP.    DEVELOPMENT    COMMUNICATIONS,      INC.
                                                   CONSOLIDATED     CORPORATION         INC.        CONSOLIDATED
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                      97,300           10,390           65,788          2,133
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                   97,300           10,390           65,788          2,133
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
SCE&G  OBLIGATED   MANDATORILY   REDEEMABLE   PREFERRED  SECURITIES  OF  SCE&G's
  SUBSIDIARY  TRUST,  SCE&G TRUST I, HOLDING SOLELY $50 MILLION PRINCIPAL AMOUNT
  OF THE 7.55% JUNIOR SUBORDINATED DEBENTURES OF SCE&G, DUE 2027
LONG-TERM DEBT, NET                                  78,100            8,788          310,699             40
      TOTAL CAPITALIZATION                          175,400           19,178          376,487          2,173

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT                   1,250
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                   28,801               67            2,282             20
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES               578              339            2,074              9
  CUSTOMER DEPOSITS                                      13
  TAXES ACCRUED                                       3,251              527           (1,661)            31
  INTEREST ACCRUED                                      904
  DIVIDENDS DECLARED                                  2,300
  OTHER                                                 599               51              154            597
      TOTAL CURRENT LIABILITIES                      37,696              984            2,849            657

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS                     1,253
  DEFERRED INCOME TAXES                              19,277              936           18,334             (8)
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                               2,590                             5,788             91
      TOTAL DEFERRED CREDITS                         23,120              936           24,122             83

        TOTAL                                       236,216           21,098          403,458          2,913







20




PAGE 21


                                              SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                              DECEMBER 31, 1998
                                           (THOUSANDS OF DOLLARS)

                                                                                              SCANA          SCANA
                                                        SCANA ENERGY       SCANA            PETROLEUM       PROPANE
                                                       MARKETING, INC.  RESOURCES, INC.   RESOURCES, INC.   GAS, INC.
                                                                         CONSOLIDATED      CONSOLIDATED    CONSOLIDATED

ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION           4,451             994                9            16,851
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                739           2,897                             10,235
      TOTAL OTHER PROPERTY & INVESTMENTS                   5,190           3,891                9            27,086

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                        714             373                                808
  RECEIVABLES - CUSTOMER AND OTHER                        57,894           3,033            1,391             2,120
  RECEIVABLES - ASSOCIATED COMPANIES                         689               1            4,000               161
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                                                                      4,241
    MATERIALS & SUPPLIES                                   4,920             656                                953
  PREPAYMENTS                                                739              68              (49)              261
  DEFERRED INCOME TAXES                                       40             100              (59)              161
      TOTAL CURRENT ASSETS                                64,996           4,231            5,283             8,705

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                    2,822              11                                156
      TOTAL DEFERRED DEBITS                                2,822              11                                156

        TOTAL                                             73,008           8,133            5,292            35,947



21





PAGE 22


                                              SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                               DECEMBER 31, 1998
                                            (THOUSANDS OF DOLLARS)
                                                                                              SCANA           SCANA
                                                        SCANA ENERGY       SCANA            PETROLEUM        PROPANE
                                                       MARKETING, INC.  RESOURCES, INC.   RESOURCES, INC.    GAS, INC.
                                                                         CONSOLIDATED      CONSOLIDATED
CONSOLIDATED            CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                           (3,007)            975              1,416            16,530
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                        (3,007)            975              1,416            16,530
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
SCE&G  OBLIGATED   MANDATORILY   REDEEMABLE   PREFERRED  SECURITIES  OF  SCE&G's
  SUBSIDIARY  TRUST,  SCE&G TRUST I, HOLDING SOLELY $50 MILLION PRINCIPAL AMOUNT
  OF THE 7.55% JUNIOR SUBORDINATED DEBENTURES OF SCE&G, DUE 2027
LONG-TERM DEBT, NET                                       19,835           6,036                               12,867
      TOTAL CAPITALIZATION                                16,828           7,011              1,416            29,397

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT                                          101
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                        57,993             471              3,361               572
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                    821             270                 42               261
  CUSTOMER DEPOSITS                                                                                             1,239
  TAXES ACCRUED                                           (3,509)           (645)              (414)              456
  INTEREST ACCRUED
  DIVIDENDS DECLARED                                                                            100
  OTHER                                                       65             867                                  807
      TOTAL CURRENT LIABILITIES                           55,370           1,064              3,089             3,335

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS
  DEFERRED INCOME TAXES                                      (29)             58                 (1)            3,215
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                      839                                788
      TOTAL DEFERRED CREDITS                                 810              58                787             3,215

        TOTAL                                             73,008           8,133              5,292            35,947



22





PAGE 23





                                SCANA CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)

                                                                          SCANA
                                                       SERVICECARE       PROPANE           SCANA
                                                           INC.        STORAGE, INC.    CORPORATION    ELIMINATIONS
ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION         3,741            2,884            1,968
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES                                                                         1,724,556      (1,724,556)
    ADVANCES                                                                             430,867        (430,907)
  INVESTMENTS                                                               476           15,431
      TOTAL OTHER PROPERTY & INVESTMENTS                 3,741            3,360        2,172,822      (2,155,463)
CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                      158              912           16,459
  RECEIVABLES - CUSTOMER AND OTHER                       1,300              466           15,653          (8,788)
  RECEIVABLES - ASSOCIATED COMPANIES                       670                            44,255         (84,882)
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                                    572
    MATERIALS & SUPPLIES                                   305              139
  PREPAYMENTS                                           10,512                9
  DEFERRED INCOME TAXES                                    225               44              291
      TOTAL CURRENT ASSETS                              13,170            2,142           76,658         (93,670)

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  UNAMORTIZED DEBT EXPENSE
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                    290                             6,704
      TOTAL DEFERRED DEBITS                                290                             6,704

        TOTAL                                           17,201            5,502        2,256,184      (2,249,133)



23





PAGE 24




                                SCANA CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)

                                                                          SCANA
                                                       SERVICECARE       PROPANE           SCANA
                                                           INC.        STORAGE, INC.   CORPORATION    ELIMINATIONS


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                           (797)           1,516         1,746,423       (1,724,556)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                        (797)           1,516         1,746,423       (1,724,556)
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
SCE&G  OBLIGATED   MANDATORILY   REDEEMABLE   PREFERRED  SECURITIES  OF  SCE&G's
  SUBSIDIARY  TRUST,  SCE&G TRUST I, HOLDING SOLELY $50 MILLION PRINCIPAL AMOUNT
  OF THE 7.55% JUNIOR SUBORDINATED DEBENTURES OF SCE&G, DUE 2027
LONG-TERM DEBT, NET                                     16,274            3,454           315,000         (439,695)
      TOTAL CAPITALIZATION                              15,477            4,970         2,061,423       (2,164,251)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                                                    69,185
  CURRENT PORTION OF LONG-TERM DEBT                                                        72,400
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                         975                1             2,338
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                  718              512             4,053          (44,806)
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                           (611)             219            (4,232)
  INTEREST ACCRUED                                                                          6,213             (576)
  DIVIDENDS DECLARED                                                                       40,287          (39,500)
  OTHER                                                    714               32               185
      TOTAL CURRENT LIABILITIES                          1,796              764           190,429          (84,882)

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS
  DEFERRED INCOME TAXES                                    116             (232)           (5,031)
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                   (188)                             9,363
      TOTAL DEFERRED CREDITS                               (72)            (232)            4,332

        TOTAL                                           17,201            5,502         2,256,184       (2,249,133)




24




PAGE 25





                                                     SOUTH CAROLINA   SOUTH CAROLINA
                                                     ELECTRIC & GAS   ELECTRIC & GAS
                                                        COMPANY          COMPANY          SCE&G
                                                      CONSOLIDATED    UNCONSOLIDATED      TRUST I      ELIMINATIONS
ASSETS
UTILITY PLANT:
  ELECTRIC                                           4,132,956        4,132,956
  GAS                                                  366,107          366,107
  TRANSIT                                                3,835            3,835
  COMMON                                               171,188          171,188
    TOTAL                                            4,674,086        4,674,086
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION     1,517,501        1,517,501
    TOTAL                                            3,156,585        3,156,585
  CONSTRUCTION WORK IN PROGRESS                        219,305          219,305
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET                             3,375,890        3,375,890

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION        11,190           11,190
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES                                                            1,547          51,547         (53,094)
    ADVANCES                                                40               40
  INVESTMENTS                                            5,113            5,113
      TOTAL OTHER PROPERTY & INVESTMENTS                16,343           17,890          51,547         (53,094)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                   35,583
35,583
  RECEIVABLES - CUSTOMER AND OTHER                     177,051          177,051
  RECEIVABLES - ASSOCIATED COMPANIES                    12,711           12,711
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                 2,989            2,989
    MATERIALS & SUPPLIES                                46,674           46,674
  PREPAYMENTS                                            8,126            8,126
  DEFERRED INCOME TAXES                                 20,790           20,790
      TOTAL CURRENT ASSETS                             303,924          303,924

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL                                         22,175           22,175
  NUCLEAR PLANT DECOMMISSIONING FUND                   114,936          114,936
  PENSION ASSET                                         55,891           55,891
  OTHER                                                251,704          251,704
      TOTAL DEFERRED DEBITS                            444,706          444,706

        TOTAL                                        4,140,863        4,142,410          51,547         (53,094)



25




PAGE 26



                                                     SOUTH CAROLINA   SOUTH CAROLINA
                                                     ELECTRIC & GAS   ELECTRIC & GAS
                                                        COMPANY          COMPANY          SCE&G
                                                      CONSOLIDATED    UNCONSOLIDATED      TRUST I      ELIMINATIONS



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                      1,498,926        1,498,926             1,547           (1,547)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                      106,261          106,261
    TOTAL STOCKHOLDERS' INVESTMENT                   1,605,187        1,605,187             1,547           (1,547)
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)     11,443           11,443
SCE&G OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES OF SCE&G's SUBSIDIARY
  TRUST, SCE&G TRUST I, HOLDING SOLELY $50
  MILLION PRINCIPAL AMOUNT OF THE 7.55%
  JUNIOR SUBORDINATED DEBENTURES OF SCE&G,
  DUE 2027                                              50,000                             50,000
LONG-TERM DEBT, NET                                  1,139,794        1,191,341                            (51,547)
      TOTAL CAPITALIZATION                           2,806,424        2,807,971            51,547          (53,094)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                125,200          125,200
  CURRENT PORTION OF LONG-TERM DEBT                     29,059           29,059
  CURRENT PORTION OF PREFERRED STOCK                       560              560
  ACCOUNTS PAYABLE                                      56,199           56,199
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES               23,431           23,431
  CUSTOMER DEPOSITS                                     17,123           17,123
  TAXES ACCRUED                                         77,471           77,471
  INTEREST ACCRUED                                      20,605           20,605
  DIVIDENDS DECLARED                                    38,230           38,230
  OTHER                                                  8,461            8,461
      TOTAL CURRENT LIABILITIES                        396,339          396,339

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS           99,584           99,584
  ACCUMULATED DEFERRED INCOME TAXES                    548,266          548,266
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING       55,891           55,891
  POSTRETIREMENT BENEFITS                               86,703           86,703
  OTHER                                                147,656          147,656
      TOTAL DEFERRED CREDITS                           938,100          938,100

        TOTAL                                        4,140,863        4,142,410            51,547          (53,094)




26





PAGE 27

                                                    SOUTH CAROLINA    SOUTH CAROLINA       C&T
                                                    PIPELINE CORP.    PIPELINE CORP.     PIPELINE
                                                     CONSOLIDATED     UNCONSOLIDATED  COMPANY, L.L.C.  ELIMINATIONS

ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS                                                  237,782          231,382           6,400
  TRANSIT
  COMMON
    TOTAL                                              237,782          231,382           6,400
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION      (101,170)         (96,712)         (4,458)
    TOTAL                                              136,612          134,670           1,942
  CONSTRUCTION WORK IN PROGRESS                          8,572            8,572
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT      23,415           23,415
      UTILITY PLANT, NET                               168,599          166,657           1,942

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                2                2
      TOTAL OTHER PROPERTY & INVESTMENTS                     2                2

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                    5,773            5,478             295
  RECEIVABLES - CUSTOMER AND OTHER                      19,159           19,152               7
  RECEIVABLES - ASSOCIATED COMPANIES                    16,488           18,634             293          (2,439)
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                14,242           14,242
    MATERIALS & SUPPLIES                                   350              196             154
  PREPAYMENTS                                              883              874               9
  DEFERRED INCOME TAXES                                    102              102
      TOTAL CURRENT ASSETS                              56,997           58,678             758          (2,439)

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                 10,618           10,480             138
      TOTAL DEFERRED DEBITS                             10,618           10,480             138

        TOTAL                                          236,216          235,817           2,838          (2,439)

27




PAGE 28

                                                    SOUTH CAROLINA    SOUTH CAROLINA        C&T
                                                    PIPELINE CORP.    PIPELINE CORP.     PIPELINE
                                                     CONSOLIDATED     UNCONSOLIDATED  COMPANY, L.L.C.  ELIMINATIONS


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                         97,300           97,158           142
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                      97,300           97,158           142
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
SCE&G  OBLIGATED   MANDATORILY   REDEEMABLE
  PREFERRED  SECURITIES  OF  SCE&G's
  SUBSIDIARY  TRUST,  SCE&G TRUST I,
  HOLDING SOLELY $50 MILLION PRINCIPAL AMOUNT
  OF THE 7.55% JUNIOR SUBORDINATED DEBENTURES
  OF SCE&G, DUE 2027
LONG-TERM DEBT, NET                                     78,100           78,100
      TOTAL CAPITALIZATION                             175,400          175,258           142

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT                      1,250            1,250
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                      28,801           28,744            57
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                  578              578         2,439            (2,439)
  CUSTOMER DEPOSITS                                         13               13
  TAXES ACCRUED                                          3,251            3,280           (29)
  INTEREST ACCRUED                                         904              904
  DIVIDENDS DECLARED                                     2,300            2,300
  OTHER                                                    599              599
      TOTAL CURRENT LIABILITIES                         37,696           37,668         2,467            (2,439)

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS            1,253            1,253
  ACCUMULATED DEFERRED INCOME TAXES                     19,277           19,048           229
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER                                                  2,590            2,590
      TOTAL DEFERRED CREDITS                            23,120           22,891           229

        TOTAL                                          236,216          235,817         2,838            (2,439)

28




PAGE 29

                                                     PRIMESOUTH,      PRIMESOUTH,
                                                        INC.             INC.           PALMARK,
                                                    CONSOLIDATED     UNCONSOLIDATED       INC.       ELIMINATIONS

ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION            30               30
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES                                                             (116)                            116
    ADVANCES
  INVESTMENTS                                              462              462
      TOTAL OTHER PROPERTY & INVESTMENTS                   492              376                             116

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                    1,021              430                             591
  RECEIVABLES - CUSTOMER AND OTHER                        227               173                              54
  RECEIVABLES - ASSOCIATED COMPANIES                                        904                            (904)
  INVENTORIES (AT AVERAGE COST):
    FUEL
    MATERIALS & SUPPLIES
  PREPAYMENTS                                              866              584             282
  DEFERRED INCOME TAXES                                     85               85
      TOTAL CURRENT ASSETS                               2,199            2,176             927            (904)

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                    222              222
      TOTAL DEFERRED DEBITS                                222              222

        TOTAL                                            2,913            2,774             927            (788)



29




PAGE 30

                                                     PRIMESOUTH,       PRIMESOUTH,
                                                        INC.              INC.            PALMARK,
                                                    CONSOLIDATED     UNCONSOLIDATED         INC.       ELIMINATIONS



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                          2,133            2,133            (116)          116
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                       2,133            2,133            (116)          116
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
SCE&G  OBLIGATED   MANDATORILY   REDEEMABLE   PREFERRED  SECURITIES  OF  SCE&G's
  SUBSIDIARY  TRUST,  SCE&G TRUST I, HOLDING SOLELY $50 MILLION PRINCIPAL AMOUNT
  OF THE 7.55% JUNIOR SUBORDINATED DEBENTURES OF SCE&G, DUE 2027
LONG-TERM DEBT, NET                                         40               40
      TOTAL CAPITALIZATION                               2,173            2,173            (116)          116

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                          20               20
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                    9                9             904          (904)
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                             31               92             (61)
  INTEREST ACCRUED
  DIVIDENDS DECLARED
  OTHER                                                    597              397             200
      TOTAL CURRENT LIABILITIES                            657              518           1,043          (904)

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES                         (8)              (8)
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER                                                     91               91
      TOTAL DEFERRED CREDITS                                83               83

        TOTAL                                            2,913            2,774             927          (788)







30




PAGE 31


                                                                SCANA           SCANA
                                                             RESOURCES, INC.  RESOURCES, INC.
                                                             CONSOLIDATED    UNCONSOLIDATED    INSTEL, INC.
ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                  994             818            176
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                   2,897                          2,897
      TOTAL OTHER PROPERTY & INVESTMENTS                        3,891             818          3,073

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                             373             288             85
  RECEIVABLES - CUSTOMER AND OTHER                              3,033           2,238            795
  RECEIVABLES - ASSOCIATED COMPANIES                                1               1
  INVENTORIES (AT AVERAGE COST):
    FUEL
    MATERIALS & SUPPLIES                                          656             202            454
  PREPAYMENTS                                                      68              53             15
  DEFERRED INCOME TAXES                                           100               1             99
      TOTAL CURRENT ASSETS                                      4,231           2,783          1,448

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                            11              11
      TOTAL DEFERRED DEBITS                                        11              11

        TOTAL                                                   8,133           3,612          4,521


31




PAGE 32
                                                               SCANA              SCANA
                                                           RESOURCES, INC.    RESOURCES, INC.
                                                            CONSOLIDATED      UNCONSOLIDATED     INSTEL, INC.


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                  975              (497)           1,472
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                               975              (497)           1,472
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
SCE&G  OBLIGATED   MANDATORILY   REDEEMABLE
  PREFERRED  SECURITIES  OF  SCE&G's
  SUBSIDIARY  TRUST,  SCE&G TRUST I,
  HOLDING SOLELY $50 MILLION PRINCIPAL AMOUNT
  OF THE 7.55% JUNIOR SUBORDINATED DEBENTURES
  OF SCE&G, DUE 2027
LONG-TERM DEBT, NET                                            6,036             3,669            2,367
      TOTAL CAPITALIZATION                                     7,011             3,172            3,839

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT                              101               101
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                               471               387               84
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                        270                32              238
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                                 (645)             (700)              55
  INTEREST ACCRUED
  DIVIDENDS DECLARED
  OTHER                                                          867               600              267
      TOTAL CURRENT LIABILITIES                                1,064               420              644

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES                               58                20               38
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER
      TOTAL DEFERRED CREDITS                                      58                20               38

        TOTAL                                                  8,133             3,612            4,521





32




PAGE 33
                                                               SCANA           SCANA
                                                             PETROLEUM        PETROLEUM
                                                           RESOURCES, INC.  RESOURCES, INC.       SPR GAS
                                                            CONSOLIDATED    UNCONSOLIDATED     SERVICES, INC.
ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                    9               9
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS
      TOTAL OTHER PROPERTY & INVESTMENTS                            9               9

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS
  RECEIVABLES - CUSTOMER AND OTHER                              1,391           1,391
  RECEIVABLES - ASSOCIATED COMPANIES                            4,000           4,000
  INVENTORIES (AT AVERAGE COST):
    FUEL
    MATERIALS & SUPPLIES
  PREPAYMENTS                                                     (49)            (49)
  DEFERRED INCOME TAXES                                           (59)            (59)
      TOTAL CURRENT ASSETS                                      5,283           5,283

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER
      TOTAL DEFERRED DEBITS

        TOTAL                                                   5,292           5,292                 -


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PAGE 34


                                                                SCANA             SCANA
                                                             PETROLEUM         PETROLEUM
                                                          RESOURCES, INC.      RESOURCES,           SPR GAS
                                                            CONSOLIDATED          INC.           SERVICES, INC.


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                 1,416             1,416
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                              1,416             1 416
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
SCE&G  OBLIGATED   MANDATORILY   REDEEMABLE
  PREFERRED  SECURITIES  OF  SCE&G's
  SUBSIDIARY  TRUST,  SCE&G TRUST I,
  HOLDING SOLELY $50 MILLION PRINCIPAL AMOUNT
  OF THE 7.55% JUNIOR SUBORDINATED DEBENTURES
  OF SCE&G, DUE 2027
LONG-TERM DEBT, NET
      TOTAL CAPITALIZATION                                      1,416             1,416

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                              3,361             3,361
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                          42                42
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                                  (414)             (414)
  INTEREST ACCRUED
  DIVIDENDS DECLARED                                              100               100
  OTHER
      TOTAL CURRENT LIABILITIES                                 3,089             3,089

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES                                (1)               (1)
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER                                                           788               788
      TOTAL DEFERRED CREDITS                                      787               787

        TOTAL                                                   5,292             5,292                -





34



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PAGE 35
                                                SCANA            SCANA
                                               PROPANE         PROPANE GAS,       USA          SCANA
                                               GAS, INC.          INC.          CYLINDER    PROPANE SUPPLY
                                             CONSOLIDATED    UNCONSOLIDATED   EXCHANGE, INC.     INC.      ELIMINATIONS

ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND
    AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED
    AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF
     ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM
    DEPRECIATION                                  16,851           15,502         908           430            11
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES                                                        259                         1          (206)
    ADVANCES
  INVESTMENTS                                     10,235           10,235
      TOTAL OTHER PROPERTY & INVESTMENTS          27,086           25,996         908           431          (249)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                808            1,896          94        (1,181)           (1)
  RECEIVABLES - CUSTOMER AND OTHER                 2,120            1,956         115           512          (463)
  RECEIVABLES - ASSOCIATED COMPANIES                 161              161
  INVENTORIES (AT AVERAGE COST):
    FUEL                                           4,241            1,868          23         2,350
    MATERIALS & SUPPLIES                             953              935          11             7
  PREPAYMENTS                                        261              192                                      69
  DEFERRED INCOME TAXES                              161              161
      TOTAL CURRENT ASSETS                         8,705            7,169         243         1,688          (395)

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                              156              154           2
      TOTAL DEFERRED DEBITS                          156              154           2

        TOTAL                                     35,947           33,319       1,153         2,119          (644)








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PAGE 36
                                               SCANA            SCANA
                                              PROPANE         PROPANE GAS,       USA          SCANA
                                              GAS, INC.          INC.          CYLINDER    PROPANE SUPPLY
                                            CONSOLIDATED    UNCONSOLIDATED   EXCHANGE, INC.     INC.      ELIMINATIONS


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                 16,530            14,510           883          1,397           (260)
  PREFERRED STOCK (NOT SUBJECT TO
     PURCHASE OR SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT              16,530            14,510           883          1,397           (260)
PREFERRED STOCK (SUBJ TO PURCHASE OR
  SINKING FUNDS)
SCE&G  OBLIGATED   MANDATORILY   REDEEMABLE
  PREFERRED  SECURITIES  OF  SCE&G's
  SUBSIDIARY  TRUST,  SCE&G TRUST I,
  HOLDING SOLELY $50 MILLION PRINCIPAL AMOUNT
  OF THE 7.55% JUNIOR SUBORDINATED DEBENTURES
  OF SCE&G, DUE 2027
LONG-TERM DEBT, NET                             12,867            12,867
      TOTAL CAPITALIZATION                      29,397            27,377           883          1,397           (260)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                 572               525            17            414           (384)
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES          261               176            61             24
  CUSTOMER DEPOSITS                              1,239             1,239
  TAXES ACCRUED                                    456               158            93            205
  INTEREST ACCRUED
  DIVIDENDS DECLARED
  OTHER                                            807               774            27              6
      TOTAL CURRENT LIABILITIES                  3,335             2,872           198            649           (384)

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES              3,215             3,070            72             73
  ACCUM RESERVE FOR NUCLEAR
    PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER
      TOTAL DEFERRED CREDITS                     3,215             3,070            72             73

        TOTAL                                   35,947            33,319         1,153          2,119           (644)
36

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.



                                SCANA CORPORATION
                               (Name of Claimant)



                              BY: s/K. B. Marsh
                             (K. B. Marsh, Senior Vice President-Finance, Chief Financial Officer and Controller


CORPORATE SEAL
Attest:


 s/Lynn M. Williams
(Lynn M. Williams, Corporate Secretary)


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:




H. Thomas Arthur  Senior Vice President, General Counsel and Assistant Secretary
   (Name)                                (Title)




1426 Main Street, Columbia, South Carolina  29201
                    (Address)





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PAGE 38


                       EXHIBIT B. Financial Data Schedule

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.



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PAGE 39

                                    EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                                       N/A

39